Northwest Bancshares, Inc.

3 Easton Oval Street, Suite 500

Columbus, OH 43219

February 20, 2025

VIA EDGAR

Madeleine Joy Mateo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Re:	Northwest Bancshares, Inc.

Registration Statement on Form S-4, As Amended on February 20, 2025

File No. 333-284511

Dear Ms. Mateo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Northwest Bancshares, Inc., a Maryland corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:00 PM, Eastern time, on February 24, 2025, or as soon thereafter as practicable.

Please contact Christian Gonzalez, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (614) 628-6921 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Gonzalez when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Northwest Bancshares, Inc.

By:	/s/ Douglas M. Schosser
Name:	Douglas M. Schosser
Title:	Chief Financial Officer